Charlene Grant

Vice President, Counsel

Law Department

Phone: 949-219-7286

Fax: 949-219-3706

charlene.grant@PacificLife.com

July 23, 2013

Mark Cowan, Esq.

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

RE: Pacific Select Exec Separate Account of Pacific Life Insurance Company (811-05563)

       Post-Effective Amendments to File Nos. 333-152224, 333-150092.

Dear Mr. Cowan:

On behalf of Pacific Life Insurance Company (“Pacific Life”), Pacific Select Exec Separate Account of Pacific Life (811-05563), (“Registrant”), set forth below are responses to Staff comments received July 10, 2013 in connection with the above referenced Post-Effective Amendments on Form N-6, filed May 30, 2013.

Staff Comments

1.	GENERAL

Please include a page reference for each section in the prospectus that is being amended.

Response: We will include the requested page references.

2.	THE CHANGE IN PARTICIPATION RATE

(a) On page 1, please consider describing each indexed option in order instead of going back and forth.

Response: We have reviewed the disclosure on page 1 and we believe the current disclosure is clear. However, we have revised the current and guaranteed interest crediting examples so that both examples for the 1-Year Indexed Account are the on the first page and both examples for the 1-Year High Par Indexed Account are on the following page. We believe this format will be more useful to the reader.

(b) Please consider explaining how a reduction in the Participation Rate could affect the potential interest you could receive under the Indexed Fixed Account.

Response: We have added the following disclosure: “If the Index Growth Rate is greater than the 1% Minimum Interest Rate and less than the current Growth Cap, the Participation Rate will increase the Segment Indexed Interest Rate, resulting in higher Segment Indexed Interest. The Segment Indexed Interest will not exceed the Growth Cap.”

3.	Indexed Fixed Account

(a) Given the unregistered nature of the Indexed Accounts, please include language to the effect that “the Policy is in substantial compliance with the conditions set forth in Section 989J(a)(1)-(3)of the Dodd-Frank Wall Street Reform and Consumer Protection Act” or explain why said language is not appropriate.

Response: We have revised the boxed disclosure in the Indexed Fixed Account sections of both the Pacific Select VUL and MVP 10/MVP 10 LTP prospectuses. The new boxed disclosure is: “We have not registered the Indexed Fixed Account with the SEC. Disclosures regarding the Indexed Fixed Account, however, are subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus. Pacific Life believes that the Policies are in substantial compliance with the conditions set forth in Section 989J(a)(1)-(3) of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Indexed Fixed Account qualifies for an exemption from registration under the federal securities laws because, as a Pacific Life General Account investment option, its value does not vary according to the performance of a separate account. In addition, the products in which the Indexed Fixed Account is offered satisfy standard non-forfeiture laws. Accordingly, the Company has a reasonable basis for concluding that the Indexed Fixed Account provides sufficient guarantees of principal and interest through the Company’s General Account to qualify under Section 3(a)(8).”

(b) Please revise the last sentence of the first full paragraph on page 3 to read “guaranteed minimum participation rate.”

Response: We have made the requested revision.

(c) Please consider including a chart comparing both indexed options.

Response: We have included a chart that compares both indexed options.

4.	Examples

It does not appear that the Participation Rate has any impact in the examples (i.e., altering the Segment Indexed Interest Rate). Consider showing examples that illustrate the significance of the Participation Rate.

Response:	The examples provided in the supplement are based on the actual performance of the S&P Index during the time periods illustrated. As a result of the S&P’s performance during those time periods, the Index Growth Rate never exceeded the 1% Minimum Interest Rate or fell below the current Growth Cap, so the Participation Rate had no impact on the Segment Indexed Interest Rate. We agree that hypothetical examples showing the impact of the Participation Rate on the Segment Indexed Interest Rate would be beneficial. We will develop them with our actuarial team and include them in the May 1 prospectus updates.

5.	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing is responsive to the SEC Staff’s comments. If you have any questions, please call me at (949) 219-7286. Thank you.

Sincerely,

/s/ Charlene Grant

Charlene Grant